Paul S. MacRae, P. Eng.
Suite 211, 2580 Langdon Street
Abbotsford, B. C.
V2T 0A9

August 7, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Silver Standard Resources Inc. – Consent of Expert

Reference is made to my technical report dated 29 September 2008 titled Technical Report on Mina Pirquitas, Silver, Tin and Zinc Project, Jujuy Province, Argentina and the material change report of the Company dated 18 February 2009 (the “Reports”).

In connection with the Short Form Base Shelf Prospectus dated February 18, 2009, all supplements thereto and all documents incorporated by reference therein (collectively, the “Prospectus”) and the Registration Statement on Form F-10 dated February 10, 2009 and any amendments thereto, including any post-effective amendments (collectively, the “Registration Statement”), I, Paul S. MacRae, P. Eng. consent to the use of my name and references to the Reports, or portions thereof, in the Prospectus and the Registration Statement and to the inclusion or incorporation by reference of information derived from the Reports in the Prospectus and Registration Statement.

I have read the Prospectus and the Registration Statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports or that are within my knowledge as a result of the preparation of the Reports.

Yours truly,

/s/ Paul S. MacRae
Paul S. MacRae, P. Eng.